
May 30, 2013

<u>Via E-mail</u>
Brian Roberts
Chief Financial Officer
Warner Music Group Corp.
75 Rockefeller Plaza
New York, NY 10019

      Re: Warner Music Group Corp.
              Form 10-K for Fiscal Year Ended September 30, 2012
              Filed December 13, 2012
              File No. 001-32502
              Form 10-Q for Quarterly Period Ended December 31, 2012
              Filed February 14, 2013
              File No. 001-32502

Dear Mr. Roberts:

      We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                          Sincerely,

                          /s/ Lyn Shenk

                          Lyn Shenk
                          Branch Chief